Exhibit (a)(8)


CONTACT:    Linda J. Wachner                    Lawrence A. Rand
            212-370-8204                        Wendi Kopsick
                                                Adam Weiner
            William S. Finkelstein              Kekst & Company
            212-370-8287                        212-521-4800


                                                      FOR IMMEDIATE RELEASE


             THE WARNACO GROUP, INC. COMPLETES TENDER OFFER FOR
                       AUTHENTIC FITNESS COMMON STOCK


            NEW YORK, NY AND DECEMBER 16, 1999-The Warnaco Group, Inc. (NYSE: WAC) announced today that its wholly owned subsidiary, A Acquisition Corp., has accepted for purchase and payment, pursuant to its tender offer for all of the outstanding shares of the common stock of Authentic Fitness Corporation (NYSE: ASM) at $20.80 per share, net to the seller in cash, all shares of Authentic Fitness common stock which were validly tendered and not withdrawn as of the expiration of its tender offer at 12:00 midnight, New York City time, on December 15, 1999. Warnaco stated that approximately 19,526,560 Authentic Fitness shares, or 96.95% of the total, were validly tendered pursuant to the tender offer and not withdrawn, including 284,573 shares tendered pursuant to notices of guaranteed delivery.

            The tender offer will be followed by a merger of A Acquisition Corp. with and into Authentic Fitness Corporation in which those Authentic Fitness Corporation stockholders who did not tender, and who do not seek appraisal, of their shares will have their shares converted into $20.80 per share net to each stockholder in cash. Warnaco currently expects to complete the merger today.

            Questions and requests for assistance with respect to the offer may be directed to MacKenzie Partners, Inc., the Information Agent for the offer, at (212) 929-5500 (call toll free) or (800) 322-2885, or to J.P.
Morgan & Co., the Dealer Manager for the offer, at (877) 576-0605 (call toll free).

            Authentic Fitness is the Los Angeles based manufacturer and seller of Speedo(R) wearing apparel, swimwear and accessories, and owns and operates Speedo(R) Authentic Fitness(R) stores in the United States and Canada. Authentic Fitness also markets directly and through its licensees swimwear, apparel and accessories under the Anne Cole(R), Catalina(R), Cole of California(R), Sunset Beach(R), Oscar de La Renta(R), Ralph Lauren(R), Polo Sport(R), and other brand names.

            The Warnaco Group Inc. headquartered in New York, is a leading manufacturer of intimate apparel, menswear, jeanswear and accessories sold under such brands as Warner's(R), Olga(R), Van Raalte(R), Lejaby(R), Weight Watchers(R), Bodyslimmers(R), IZKA(R), Chaps by Ralph Lauren(R), Calvin Klein(R), men's and women's underwear, men's accessories, and men's, women's, junior women's and children's jeans and A.B.S. by Allen B. Schwartz(R) sportswear, and Penhaligon's(R) fragrances.